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                                                                     Exhibit 4.1


                            SUMMARY PLAN DESCRIPTION


                                     FOR THE


                      RESORTQUEST SAVINGS & RETIREMENT PLAN




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                                TABLE OF CONTENTS


(1)      General.........................................................................................1

(2)      Identification of Plan..........................................................................1

(3)      Type of Plan....................................................................................1

(4)      Plan Administrator..............................................................................1

(5)      Trustee/Trust Fund..............................................................................2

(6)      Hours of Service................................................................................2

(7)      Eligibility to Participate......................................................................3

(8)      Employer's Contributions........................................................................4

(9)      Employee Contributions..........................................................................5

(10)     Vesting in Employer Contributions...............................................................5

(11)     Payments of Benefits After Termination of Employment............................................6

(12)     Payment of Benefits Prior to Termination of Employment..........................................8

(13)     Disability Benefits.............................................................................9

(14)     Payment of Benefits Upon Death..................................................................9

(15)     Disqualification of Participant Status - Loss or Denial of Benefits............................10

(16)     Claims Procedure...............................................................................11

(17)     Retired Participant, Separated Participant with Vested Benefit, Beneficiary Receiving Benefits.11

(18)     Participant's Rights under ERISA...............................................................11

(19)     Federal Income Taxation of Benefits Paid.......................................................12

(20)     Participant Loans..............................................................................13


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(21)     Participant Direction of Investment............................................................13



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                            SUMMARY PLAN DESCRIPTION


(1) GENERAL. The legal name, address and Federal employer identification number of the Employer is -

                   ResortQuest International, Inc.             62-1750352
                   530 Oak Court Drive, Ste. 360
                   Memphis,TN 38117

The Employer has established a retirement plan ("Plan") to supplement your income upon retirement. In addition to retirement benefits, the Plan may provide benefits in the event of your death or disability or in the event of your termination of employment prior to normal retirement. A complete list of employers sponsoring the plan may be obtained by the participants and Beneficiaries upon written request to the Plan Administrator. If after reading the summary you have any questions, please ask the Plan Administrator. We emphasize this summary plan description is a highlight of the more important provisions of the Plan. If there is conflict between a statement in this summary plan description and in the Plan, the terms of the Plan control.

(2)      IDENTIFICATION OF PLAN.  The Plan is known as -

                           ResortQuest Savings and Retirement Plan

The Employer has assigned 001 as the Plan identification number. The plan year is the period on which the Plan maintains its records: January 1st through December 31st.

(3) TYPE OF PLAN. The Plan is commonly known as a 401(k) Profit Sharing Plan. Section (8), "Employer's Contributions," explains how you share in the Employer's annual contributions to the trust fund and the extent to which the Employer has an obligation to make annual contributions to the trust fund.

Under this Plan, there is no fixed dollar amount of retirement benefits. Your actual retirement benefit will depend on the amount of your account balance at the time of retirement. Your account balance will reflect the annual allocations, the period of time you participate in the Plan and the success of the Plan in investing and re-investing the assets of the trust fund. A governmental agency known as the Pension Benefit Guaranty Corporation (PBGC) insures the benefits payable under plans which provide for fixed and determinable retirement benefits. This Plan does not provide a fixed and determinable retirement benefit. Therefore, the PBGC does not include this Plan within its insurance program.

(4) PLAN ADMINISTRATOR. The Employer is the Plan Administrator. The Employer's telephone number is 901-762-4074. The Employer has designated Mark Aldy to assist the Employer with the duties of Plan Administrator. You may contact Mark Aldy at the Employer's address. The Plan Administrator is responsible for providing you and other participants information regarding


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your rights and benefits under the Plan. The Plan Administrator also has the primary authority for filing the various reports, forms and returns with the Department of Labor and the Internal Revenue Service.

The name of the person designated as agent the service of legal process and the address where a processor may serve legal process upon the Plan are -

                      Mark Aldy
                      ResortQuest International, Inc.
                      530 Oak Court Drive, Ste. 360
                      Memphis, TN 38117


A legal processor also may serve the Trustee of the Plan or the Plan Administrator.

The Plan permits the Employer to appoint an Advisory Committee to assist in the administration of the Plan. The Advisory Committee has the responsibility for making all discretionary determinations under the Plan and for giving distribution directions to the Trustee. If the Employer does not appoint an Advisory Committee, the Plan Administrator assumes these responsibilities. The members of the Advisory Committee may change from time to time. You may obtain the names of the current members of the Advisory Committee from the Plan Administrator.

(5)      TRUSTEE/TRUST FUND.  The Employer has appointed -

                  Union Planters Bank, N.A.
                  6200 Poplar Avenue
                  Memphis,TN 38119

to hold the office of Trustee. The Trustee will hold all amounts the Employer contributes to it in a trust fund. Upon the direction of the Advisory Committee, the Trustee will make all distribution and benefit payments from the trust fund to participants and beneficiaries. The Trustee will maintain trust fund records on a plan year basis.

(6) HOURS OF SERVICE. The Plan and this summary plan description include references to hours of service. To become eligible to participate in the Plan, to advance on the vesting schedule or to share in the allocation of Employer contributions for a plan year, the Plan requires you to complete a minimum number of hours of service during a specified period. The sections covering eligibility to participate, vesting and employer contributions explain this aspect of the Plan in the context of those topics. However, hour of service has the same meaning for all purposes of the Plan.

The Department of Labor, in its regulations, has prescribed various methods under which the Employer may credit hours of service. The Employer has selected the "actual" method for crediting hours of service. Under the actual method, you will receive credit for each hour for which the Employer pays you, directly or indirectly, or for which you are entitled to payment for the performance of your employment duties. You also will receive credit for certain hours during which you do not work if the Employer pays you for those hours, such as paid vacation. If an employee's absence from employment is due to maternity or paternity leave, the employee will receive credit for unpaid hours of service related to his leave, not to exceed 501 hours. The Advisory Committee will credit these hours of service to the first period during which the employee otherwise would incur a l-year break in service as a result of the unpaid absence.

The Employer is a member of a related group of business organizations. The law treats all members of this related group as a single employer for purposes of crediting hours of service. If you work (other hours) for more than one member of the related group, you will receive hours of service credit under this Plan to the same extent as if you had worked the other hours for the Employer.

(7) ELIGIBILITY TO PARTICIPATE. To become a participant, an employee must complete one year of service and attain age 21. You do not have to complete any form for entry into the Plan. You will become a participant on the January 1 and July l following your completion of the age and service requirement.

The Plan defines "year of service" as a 12-month eligibility service period in which you work at least l,000 hours for the Employer. The first eligibility service period starts on your first day of employment with the Employer. For example, if you begin work on February 15 and work 1,000 hours from that February 15 through the following February 14, you would enter the Plan on the July l following the completion of the one year of service. After the first 12-month eligibility service period, the Plan will measure your eligibility service period on a plan year basis. In the prior example, on a plan year basis, the second 12-month period would begin with the first plan year starting after your February 15 employment date and other 12-month periods would be the following plan years. The Plan will need to measure more than one 12-month period, for example, if you do not complete a year of service in the first 12-month period.

The example in the prior paragraph assumes you are at least age 21 when you complete the service requirement. If you have not attained age 21 when you complete the service requirement, then you will become a participant in the Plan on the January 1 and July l following your attainment of age 21.

If you terminate employment after becoming a participant in the Plan and later return to employment, you will re-enter the plan on your re-employment date. Also, if you terminate employment after satisfying the Plan's eligibility conditions but before actually becoming a participant in the Plan, you will become a participant in the Plan on the later of your scheduled entry date or your re-employment date.

An employee who is a Collective Bargaining employee and Non-resident aliens who do not receive any income from the employer which constitutes United States source income not eligible to participate in the Plan. Also, any employees employed at any of the following properties: Emma Kwock Chun Corp. d/b/a Aston at the Waikiki Circle and Kikiaola Land Co., d/b/a Waimea Plantation Cottages are not eligible to participant in the plan. If by reason of an exclusion, you should become ineligible to participate in the Plan, you may not receive an allocation of the Employer's contribution during the period of your exclusion, but during this period your account balance will continue to share in trust fund earnings or losses.

(8)      EMPLOYER'S CONTRIBUTIONS.

401(K) ARRANGEMENT. The Plan includes a "401(k) arrangement," under which you may elect to have the Employer contribute a portion of your compensation to the Plan. The contributions the Employer makes under your election are "elective deferrals" The Advisory Committee will allocate your elective deferrals to a separate account designed by the Plan as your Deferral Contributions Account.

As a participant in the Plan, you may enter into a salary reduction agreement with the Employer. The Advisory Committee will give you a salary reduction agreement form which will explain your salary reduction options. The Employer will withhold from your pay the amount you have agreed to have the Employer contribute to the Plan as elective deferrals.

For any calendar year, your elective deferrals may not exceed a specific dollar amount determined by the Internal Revenue Service. If your elective deferrals for a particular calendar year exceed the dollar limitation in effect for that calendar year, the Plan will refund the excess amount, plus any earnings (or loss) allocated to that excess amount. If you participate in another "401(k) arrangement" or in similar arrangements under which you elect to have an employer contribute on your behalf, your total elective deferrals may not exceed the dollar limitation in effect for that calendar year. The Form W-2 you receive from each employer for the calendar year will report the amount of your elective deferrals for that calendar year under that employer's plan. If your total elective deferrals exceed the dollar limitation in effect for that calendar year you should decide which plan you wish to designate as the plan with the excess amount. If you designate this Plan as holding the excess amount for a calendar year, you must notify the Advisory Committee of that designation by March 1 of the following calendar year. The Trustee then will distribute the excess amount to you, plus earnings (or loss) allocated to that excess amount.

MATCHING CONTRIBUTIONS. For each plan year, the Employer will contribute to the Plan an amount of matching contributions determined by the Employer at its discretion. The Employer may choose not to make matching contributions for a particular plan year. The Advisory Committee will allocate the matching contributions on the basis of the participants' "eligible contributions." A participant's "eligible contributions" equal the amount of the participant's elective deferrals for the plan year which does not exceed 6% of compensation.

The Employer will determine the amount of matching contributions when deposited. As of each allocation date during the plan year, the Advisory Committee will allocate to your account your share of the matching contributions made for that allocation period. Any limitations on eligible contributions or on matching contributions apply separately for each allocation period.

ALLOCATION OF FORFEITURES. The Plan treats a forfeiture as a reduction of the Employer contributions otherwise made for the plan year in which the forfeiture occurs.

COMPENSATION. The Plan defines compensation as the employee's total amount of earnings reportable as W-2 earnings for Federal income tax withholding purposes, except bonuses. With limited exceptions, the Plan includes an employee's compensation only for the part of the plan year in which he actually is a participant.

CONDITIONS FOR ALLOCATION. To be entitled to an allocation of Employer Matching contributions, you must be making elective deferrals during the plan year.

The contribution allocations described in this Section (8) may vary for certain employees if the Plan is top heavy. Generally, the plan is top heavy if more than 60% of the Plan's assets are allocated to the accounts of key employees (certain owners and officers). If the Plan is top heavy, any participant who is not a key employee and who is employed on the last day of the plan year, may not receive a contribution allocation which is less than a certain minimum. Usually that minimum is 3%, but if the contribution allocation for the plan year less than 3% for all the key employees, the top heavy minimum is the smaller allocation rate. If you are a participant in the Plan, your allocation described in this Section (8) in most cases will be equal to or greater than the top heavy minimum contribution allocation. The Plan also may vary the definition of the top heavy minimum contribution allocation to take into account another plan maintained by the Employer.

The law limits the amount of "additions" (other than trust earnings) which the Plan may allocate to your account under the Plan. Your additions may never exceed 25% of your compensation for a particular plan year, but may be less if 25% of your compensation exceeds a dollar amount announced by the Internal Revenue Service each year. The Plan may need to reduce this limitation if you participate (or have participated) in any other plans maintained by the Employer. The discussion of Plan allocations in this Section (8) is subject to this limitation.

(9) EMPLOYEE CONTRIBUTIONS. The Plan does not permit nor require you to make employee contributions to the trust fund. "Employee contributions" are contributions made by an employee for which the employee does not receive an income tax deduction. The only source of contributions under the Plan is the annual Employer contribution, including the "elective deferrals" made at your election under the 401(k) arrangement described in Section (8). "Elective deferrals" are not "employee contributions" for purposes of the Plan.

(10) VESTING IN EMPLOYER CONTRIBUTIONS. Your interest in the contributions the employer makes to the Plan for your benefit become 100% vested when you attain normal retirement age (as defined in Section (11)). Prior to normal retirement age, your interest in the contributions the employer makes on your behalf become vested in accordance with the following schedule:

         Less than l yr.                        0%
                 1 yr.                          0%
                 2 yr.                         50%


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                 3 yr.                       100%

YEAR OF SERVICE. To determine your percentage under a vesting schedule, a year of service means a 12-month vesting service period in which you complete at least 1,000 hours of service. The Plan measures the vesting service period as the plan year. If you complete at least 1,000 during a plan year, you will receive credit for a year of service even though you are not employed by the Employer on the last day of that plan year.

You will receive credit for years of service with the Employer prior to the time the Employer established the Plan and for year of service prior to the time you became a participant in the Plan.

If you are 0% vested in your entire interest in the Plan, the Plan will treat you as having received a cash-out distribution of $0. This "distribution" results in a forfeiture of your entire Plan interest. Normally, this forfeiture occurs on the date you terminate employment with the Employer. However, if you are entitled to an allocation of Employer contributions for the plan year in which you terminate employment with the Employ, this forfeiture occurs as of the first day of the next plan year. If you return to employment before you incur a forfeiture break in service, the Plan will restore this forfeiture, as if you repayed a cash-out distribution.

(11) PAYMENT OF BENEFITS AFTER TERMINATION OF EMPLOYMENT. After you terminate employment with the Employer, the time at which the Plan will commence distribution to you and the form of that distribution depends on whether your vested account balance exceeds $5,000. If you receive a distribution from the Plan before you attain age 59 1/2, the law imposes a 10% penalty on the amount of the distribution you must include in your gross income, unless you qualify for an exception from this penalty. You should consult a tax advisor regarding this. This summary makes references to your normal retirement age. Normal retirement age under the Plan is 59 1/2.

If your vested account balance does not exceed $5,000, the Plan will distribute that portion to you, in lump sum, as soon as administratively feasible after you terminate employment with the Employer. If you already have attained normal retirement age when you terminate employment, the Plan must make this distribution no later than the 60th day following the close of the plan year in which your employment terminates, even if the normal distribution date would occur later. The Plan does not permit you to receive distribution in any form other than a lump sum if your vested account balance does not exceed $5,000.

If your vested account balance exceeds $5,000, the Plan will commence distribution to you at the time you elect to commence distribution. The Plan permits you to elect distribution as of any distribution date following your termination of employment with the Employer. A "distribution date" under the Plan means any distribution date. You may not actually receive distribution on the distribution date you elect. The Plan provides the Trustee an administratively reasonable time following a particular distribution date to make actual distribution to a participant.

No later than 30 days prior to your earliest possible distribution date, the Advisory Committee will provide you with a notice explaining your right to elect distribution from the Plan and the forms necessary to make your election. If you do not make a distribution election, the Plan will commence distribution to you on the 60th day following the close of the plan year in which the latest of three events occurs: (l) your attainment of normal retirement age; (2) your attainment of age 62; or (3) your termination of employment with the Employer. To determine whether your vested account balance exceeds $5,000, the Plan looks to the last valuation of your account prior to the scheduled distribution date.

With limited exceptions, you may not commence distribution of your vested account balance later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2, even if you have not terminated employment with the Employer. This required distribution date overrides any contrary distribution date described in this summary. If the Employer terminates the Plan before you receive complete distribution of your vested benefits, the Plan might make distribution to you before you otherwise would elect distribution. Upon Plan termination, if your vested account balance exceeds $5,000, you will receive an explanation of your distribution rights.

For purposes of making a distribution of any portion of your vested account balance, the Plan refers to the latest valuation of your account balance. The Plan requires valuation of the trust fund, and adjustment of participant accounts, as of any day that the New York Stock Exchange is open for business. The Advisory Committee also may require a valuation on any other date. You will not receive any adjustment to your account balance for trust fund earnings after the latest valuation date. In general, the Plan allocates trust fund earnings, gains or losses for a valuation period on the basis of each participant's opening account balance at the beginning of the valuation period, less any distributions and charges to each participant's account during the valuation period.

FORMS OF BENEFIT PAYMENT. If your vested account balance exceeds $5,000, the Plan permits you to elect distribution under any one of the following methods:

(a)      Lump sum.

(b) Part lump sum and part installments, as described in (c).

(c) Installment payments (annually, quaterly or monthly) over a specified period of time, not exceeding your life expectancy or the joint life expectancy of you and your designated beneficiary.

(d)      A joint and survivor annuity.


Under an installment distribution, the Advisory Committee may direct to have the Plan segregate the amount owed to you in a separate account apart from other trust fund assets. Your separate account will continue to draw interest during the period the Plan is making retirement payments to you. If the Plan does not segregate the amount owed to you in a separate account, your retirement account will remain a part of the trust fund and continue to share in trust fund earnings, gains or losses.

A joint and survivor annuity means you would receive an annuity for your life and, upon your death, your surviving spouse would receive an annuity for his or her life in an amount equal to 50% of your life annuity. For example, if, under the joint and survivor annuity, a participant was receiving (or would have received) a monthly pension of $400 at the time of his death, the surviving spouse would receive a monthly pension of $200 upon the participant's death for the remainder of his or her life. If you are not married at the time benefit payments commence, the joint and survivor annuity simply is a life annuity, meaning you receive an annuity for your life and payments end upon your death.

To provide the joint and survivor annuity, the Trustee would use your vested account balance to purchase that type of annuity contract from an insurance company. The exact monthly annuity payable to you would depend upon the amount of the account balance and the insurance company's annuity rates at the time of the purchase. No later than 30 days prior to your earliest distribution date, the Advisory Committee will provide you with a written notice explaining the joint and survivor annuity, your waiver rights and the spousal consent requirements. The Advisory Committee will provide you with an appropriate form to elect to receive your benefits in the form of a joint and survivor annuity, or to elect not to receive your benefits in that form. The form the Advisory Committee will provide you with will explain the economic effect of taking your benefits in the form of a joint and survivor annuity. The Plan must make any distribution described in Sections (11), (12) and (13) in the form of the joint and survivor annuity if the participant's vested account balance exceeds $3,500, unless the participant properly elects a different form of payment. If you are married, your spouse must consent in writing to any election not to take a joint and survivor annuity form of payment.

The benefit payment rules described in Sections (11) through (14) reflect the current Plan provisions. If an Employer amends its Plan to change benefit payment options, some options may continue for those participants or beneficiaries who have account balances at the time of the change. If an eliminated option continues to apply to you, the information you receive from the Advisory Committee at the time you first are eligible for distribution from the Plan will include an explanation of that option.

(12) PAYMENT OF BENEFITS PRIOR TO TERMINATION OF EMPLOYMENT. If you continue to work for the Employer after attaining normal retirement age, you have the continuing election to request the Trustee to distribute all or any portion of your account balance in the Plan to you. The Advisory Committee will provide you with a form for this purpose. Other than the withdrawal rights described in this paragraph and the post-age 70 1/2 distribution requirement described in Section
(11), the Plan does not permit you to receive payment of any portion of your account balance for any other reason, unless you terminate employment with the Employer.

DISTRIBUTIONS FROM YOUR REGULAR MATCHING CONTRIBUTIONS ACCOUNT. Prior to your termination of employment with thc Employer, you may elect to withdraw all or any portion of your Regular Matching Contributions Account if you have attained Normal Retirement Age.

DISTRIBUTIONS FROM YOUR DEFERRAL CONTRIBUTIONS ACCOUNT. Prior to your termination of employment with the Employer, you may elect to withdraw all or any portion of your Deferral Contributions Account if: (l) you have attained Normal Retirement Age. (2) you incur hardship. A hardship distribution is available only from your Deferral Contributions Account. A hardship distribution must be on account of any of the following: (1) deductible medical expenses incurred by the participant, by the participant's spouse, or by any of the participant's dependents; (2) the purchase (excluding mortgage payments) of a principal residence for the participant; (3) the payment of post-secondary education tuition, for the next semester or for the next quarter, for the participant, for the participant's spouse, or for any of the participants dependents; or (4) to prevent the eviction of the participant from his principal residence or the foreclosure on the mortgage of the participant's principal residence. To qualify for this hardship distribution, the participant may not make elective deferrals or employee contributions to the Plan for the 12-month period following the date of his hardship distribution, the participant first must obtain all other available distributions and all nontaxable loans currently available under the Plan and all other qualified plans maintained by the Employer, and a special limitation may apply to the participant's elective deferral in the following taxable year.

The Advisory Committee will provide you with a withdrawal election form. Other than the withdrawal rights described in this Section (12) and the post-age 70 1/2 distribution requirement described in Section (11), the Plan does not permit you to receive payment of any portion of your account balance for any other reason, unless you terminate employment with the Employer.

(13) DISABILITY BENEFITS. If you terminate employment because of disability, the Plan will pay your vested account balance to you in lump sum at the same time as it would pay your vested account balance for any other termination of employment. However, if your vested account balance exceeds $3,500, the disability distribution rules are subject to any election requirements described in Section (11). In general, disability under the Plan means because of a physical or mental disability you are unable to perform the duties of your customary position of employment for an indefinite period which, in the opinion of the Advisory Committee, will be of long continued duration. The Advisory Committee also considers you disabled if you terminate employment because of a permanent loss or loss of use of a member or function of your body or a permanent disfigurement. The Advisory Committee may require a physical examination in order to confirm the disability.

(14) PAYMENT OF BENEFITS UPON DEATH. If you die prior to receiving all of your benefits under the Plan, the Plan will pay the balance of your account to your beneficiary. If the Employer permits the Plan to purchase life insurance on your life with a portion of your account balance, your account balance also will receive any life insurance proceeds payable by reason of your death.

If your death occurs before you commence distribution of your vested account balance, the Plan will pay a preretirement survivor annuity to your surviving spouse, unless you waive this annuity benefit, with your spouse's consent, or unless you and your spouse are not married for the one year period ending on your date of death. A preretirement survivor annuity means your surviving spouse would receive an annuity for life. To provide the preretirement survivor annuity, the Plan would use 50% of your vested account balance to purchase that type of annuity contract from an insurance company. The exact monthly annuity payable to your surviving spouse would depend upon the amount of your account balance, and the insurance company's annuity rates at the time of the purchase. The Advisory Committee will provide you with an appropriate form to elect to have the Plan pay a preretirement survivor annuity or to elect not to have the Plan pay that annuity. The form the Advisory Committee will provide to you will explain the economic effect of taking death benefits in the form of a preretirement survivor annuity. Your spouse must consent in writing to any election not to receive a preretirement survivor annuity. If your death occurs after you commence distribution under the Plan, this preretirement survivor annuity coverage does not apply, even if you and your spouse had not waived that coverage, and your surviving spouse's interest in your remaining account balance would be subject to the distribution election described in Section (11).

After making a reduction for the portion of your vested account balance used to purchase the preretirement survivor annuity benefit described in the preceding paragraph, the Plan will pay your vested account balance remaining in the Plan at the time of your death to your designated beneficiary. The Advisory Committee will provide you with an appropriate form for naming a beneficiary. If you are married, your spouse must consent to the designation of any nonspouse beneficiary only if you have waived the preretirement survivor annuity coverage described in the preceding paragraph. If your vested account balance payable to your designated beneficiary does not exceed $3,500, the Plan will pay the benefit, in lump sum, to your designated beneficiary as soon as administratively practicable after your death. If your vested account balance payable to your designated beneficiary exceeds $3,500, the Plan will pay the benefit to your designated beneficiary, in the form and at the time elected by the beneficiary, unless, prior to your death, you specify the timing and form of the beneficiary's distribution. The benefit payment election generally must complete distribution of your vested account balance within five years of your death, unless distribution commences within one year of your death to your designated beneficiary or unless benefits had commenced prior to your death under the mandatory post-age 70 1/2 distribution requirements described in Section (11).

(15) DISQUALIFICATION OF PARTICIPANT STATUS - LOSS OR DENIAL OF BENEFITS. There are no specific Plan provisions which disqualify you as a participant or which cause you to lose plan benefits. except as provided in Sections (7) and (10). However, if you become disabled and do not receive compensation from the Employer, you will not receive an allocation of the Employer's contribution to the Plan during the period of disability. In addition, if your Plan benefits become payable after termination of employment and he Advisory Committee is unable to locate you at your last address of record, you may forfeit your benefits under the Plan. Therefore, it is very important that you keep the Employer apprised of your mailing address even after you have terminated employment. Finally, if the Employer terminates the Plan, which it has the right to do, you would receive benefits under the Plan based on your account balance accumulated to the date of the termination of the Plan. Termination of the Plan could occur before you attain normal retirement age. If the Employer terminates the Plan, your account will become 100% vested, if not already 100% vested, unless you forfeited the nonvested portion prior to the termination date.

The termination of the Plan does not permit you to receive a distribution from your Deferral Contributions Account unless: (l) you otherwise have the right to a distribution, as described in Sections (11) and (12); or (2) the Employer does not maintain a successor defined contribution plan. If you are able to receive a distribution only because the Employer does not maintain a successor defined contribution plan, you must agree to take that distribution as part of a lump sum payment of your entire account balance under the Plan. The Trustee will transfer to the successor defined contribution plan any portion of your interest the Plan is unable to distribute to you.

The fact that the Employer has established this Plan does not confer any right to future employment with the Employer. Furthermore, you may not assign your interest in the Plan to another person or use your Plan interest as collateral for a loan from a commercial lender.

(l6) CLAIMS PROCEDURE. You need not file a formal claim with the Advisory Committee in order to receive your benefits under the Plan. When an event occurs which entitles you to a distribution of your benefits under the Plan, the Advisory Committee automatically will notify you regarding your distribution rights. However, if you disagree with the Advisory Committee's determination of the amount of your benefits or with any other decision the Advisory Committee may make regarding your interest in the Plan, the Plan contains the appeal procedure you should follow. In brief, if the Advisory Committee of the Plan determines it should deny benefits to you, the Plan Administrator will give you written notice of the specific reasons for the denial. The notice will refer you to the pertinent provisions of the Plan supporting the Advisory Committee's decision. If you disagree with the Advisory Committee, you, or a duly authorized representative, must appeal the adverse determination in writing to the Advisory Committee within 75 days after the receipt of the notice of denial of benefits. If you fail to appeal a denial within the 75-day period, the Advisory Committee's determination will be final and binding.

If you appeal to the Advisory Committee, you, or your duly authorized representative, must submit the issues and comments you feel are pertinent to permit the Advisory Committee to re-examine all facts and make a final determination with respect to the denial. The Advisory Committee, in most cases, will make a decision within 60 days of a request on appeal unless special circumstances would make the rendering of a decision within the 60-day period unfeasible. In any event, the Advisory Committee must render a decision within 120 days after its receipt of a request for review. The same procedures apply if, after your death, your beneficiary makes a claim for benefits under the Plan.

(17) RETIRED PARTICIPANT, SEPARATED PARTICIPANT WITH VESTED BENEFIT, BENEFICIARY RECEIVING BENEFITS. If you are a retired participant or beneficiary receiving benefits, the benefits you presently are receiving will continue in the same amount and for the same period provided in the mode of settlement selected at retirement. If you are a separated participant with a vested benefit, you may obtain a statement of the dollar amount of your vested benefit upon request to the Plan Administrator. There is no Plan provision which reduces, changes, terminates, forfeits, or suspends the benefits of a retired participant, a beneficiary receiving benefits or a separated participant's vested benefit amount, except as provided in Section (15).

(18) PARTICIPANT'S RIGHTS UNDER ERISA. As a participant in this Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA). ERISA provides that all Plan participants are entitled to:

(a) Examine, without charge, at the Plan Administrator's office and at other specified locations (such as worksites), all Plan documents, including insurance contracts and copies of all documents filed by he Plan with the U.S. Department of Labor, such as detailed annual reports and plan descriptions.

(b) Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

(c) Receive a summary of the Plan's annual financial report. ERISA requires the Plan Administrator to furnish each participant with a copy of this summary annual report.

(d) Obtain a statement telling you that you have a right to receive a retirement benefit at the normal retirement age under the Plan and what your benefit could be at normal retirement age if you stop working under the Plan now. If you do not have a right to a retirement benefit, the statement will advise you of the number of additional years you must work to receive a retirement benefit. You must request this statement in writing. The law does not require the Plan Administrator to give this statement more than once a year. The Plan must provide the statement free of charge.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate this Plan. called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your Employer, your union or any other person may fire you or otherwise discriminate against you in any way to prevent you from obtaining a retirement benefit or from exercising your rights under ERISA.

If your claim for a retirement benefit is denied in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have the Plan reviewed and reconsider your claim.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from the Plan and do not receive the materials within 30 days. you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $100 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court. If it should happen that Plan fiduciaries misuse the Plan's money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

If you have any questions about your Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest Area Office of the U.S. Labor-Management Services Administration, Department of Labor.

(19) FEDERAL INCOME TAXATION OF BENEFITS PAID. Existing Federal income tax laws do not require you to report as income the portion of the annual Employer contribution allocated to your account. However, when the Plan later distributes your account balance to you, such as upon your retirement, you must report as income the Plan distributions you receive. The Federal tax laws may permit you to report a Plan distribution under a special averaging provision. Also, it may be possible for you to defer Federal income taxation of a distribution by making a "rollover" contribution to your own rollover individual retirement account or to another qualified plan. We emphasize you should consult your own tax adviser with respect to the proper method of reporting any distribution you receive from the Plan.

(20) PARTICIPANT LOANS. This Plan does permit loans to participants and beneficiaries. The Loan Procedures are explained in a Loan Procedures document and it is available from the Plan Administrator.

(21) PARTICIPANT DIRECTION OF INVESTMENT. The Plan permits every participant to direct the investment of his account balances under the Plan. For this purpose, the Committee will provide you with a form for making your investment direction. The Trustee will invest your account balances under the Plan in accordance with your written direction. You direct the investment of your account balances under the Plan, and this Plan is intended to meet the 404(c) requirements of ERISA. You are responsible for any loss resulting from your direction of investment.